Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

Bright Machines Names New CFO as It Nears SPAC Merger

The manufacturing-automation company plans to go public by year-end, its CEO says

Bright Machines Inc. appointed a new finance chief ahead of the manufacturing-software company going public through a special-purpose acquisition company later this year.

The San Francisco-based company, whose platform uses artificial intelligence to automate tasks in manufacturing, said it named Michael Keogh chief financial officer. Mr. Keogh, who started Monday, most recently served as president of the innovation business for tool maker Stanley Black & Decker Inc., one of Bright Machines’ customers.

Bright Machines in May said it agreed to merge with SCVX Corp. , in a deal that values the business at $1.6 billion. The company plans to generate roughly $435 million in cash from the SPAC merger.

Bright Machines said it intends to use most of the net proceeds from the merger to achieve positive cash flow in late 2024.

The company also expects to book $54 million in revenue this year, up nearly 59% from 2020. Its customer base of manufacturers is anticipated to double to 50 this year, it said. Bright Machines said its customers include French electronics maker Asteelflash Group SA and Iowa-based slip-ring maker United Equipment Accessories Inc.

The company plans to spend some of the IPO funds on software development, both for new and existing products, to help strengthen its customers’ supply chains, said Chief Executive Amar Hanspal.

“The biggest demand is on making those assembly lines automated,” he said.

Mr. Keogh said he plans to ramp up the company’s investment in software services and customer service, in an effort to boost revenue and its customer base. He will also focus on investor relations, evaluate opportunities to acquire software companies and aid the company’s transition to public status, he said.

“I want to focus on the economics as we build our software and microfactory business,” Mr. Keogh said. “This will really give us a strong balance sheet and capital to invest in that next phase of growth.”

Mr. Keogh succeeded Pat O’Malley, who served as interim CFO for about 13 months. Mr. O’Malley is staying on in a consulting role, the company said.

The company sought a CFO with a background in manufacturing, said Lior Susan, general partner at Eclipse Ventures LLC, a venture-capital firm and an investor in Bright Machines. Mr. Keogh was already well-versed in Bright Machines’ business as a customer, Mr. Susan said.

“Mike not only understands finance, but he also understands manufacturing from the other side of the table,” Mr. Susan said.

Bright Machines published the below press release on August 10, 2021.

Bright Machines Welcomes Technology & Manufacturing Veteran Michael Keogh as CFO

Former Apple and Intel executive to drive financial growth as company enters its next chapter as a public company

SAN FRANCISCO--(BUSINESS WIRE)--Today, Bright Machines, a pioneer in intelligent, software-defined manufacturing, announced the addition of Michael Keogh, a 20-year tech and manufacturing industry veteran, to its leadership team as Chief Financial Officer. He joins during a period of growth and expansion for the company, as Bright Machines prepares to go public later this year through a previously announced de-SPAC transaction. Mike brings expertise that bridges technology and manufacturing, having held senior finance positions across industry-leading companies like Apple, Intel, and Stanley Black & Decker throughout his impressive career.

Mike joins Bright Machines from Stanley Black & Decker, where he was the President of the STANLEY X group, a business unit he helped found to drive innovation across the company through startup incubation and partnerships. In addition to building a portfolio of cutting-edge SaaS companies, he led the company’s IoT and Emerging Technologies practice areas. Prior to STANLEY X, Mike was the CFO for the company’s $1.6B Emerging Markets business, where he led all of finance for countries outside of North America and Europe.

During a period of exponential growth at Apple, Mike held leadership positions across various finance organizations including global manufacturing operations, corporate financial planning and analysis, and research & development, including all hardware and silicon development. Prior to Apple, Mike spent over 13 years at Intel, where he held finance positions of increasing responsibility, rotating through key Intel factory sites in the U.S., Malaysia, Philippines, and China, driving manufacturing, supply chain, and product excellence for the company.

“Mike is a seasoned leader who understands the intricacies and nuances of two complex worlds, technology and manufacturing,” said Amar Hanspal, Co-founder and CEO, Bright Machines. “I’m excited to bring his expertise to our leadership team at this important moment for our company, when our core focus is on financial performance, accelerating growth, and developing the world’s best industrial automation products for our customers.”

“Having spent years in product factories and seeing firsthand the inherent issues with traditional automation methods, I am excited to be joining Bright Machines as it continues on its mission to transform the manufacturing industry,” said Mike Keogh, CFO, Bright Machines. “Bright Machines is building an entirely new approach to automation that is truly flexible and scalable and will allow manufacturers to rise to the moment as reshoring and localized production becomes an industry inevitability.”

Michael joins the current Bright Machines leadership team, which consists of Amar Hanspal (CEO), Fiorella Dettorre (CHRO), Bill Griffin (CRO), Victoria Libin (General Counsel and Corporate Secretary), Brian Mathews (CTO), Caroline Pan (CMO), Abhishek Pani (CPO), and Tzahi Rodrig (COO).

About Bright Machines

Headquartered in San Francisco, Bright Machines is a technology company that is pioneering an innovative approach to intelligent, software-defined manufacturing. It leverages computer vision, machine learning, 3D simulation, and adaptive robotics to fundamentally change the flexibility, scalability, and economics of production. With more than 550 employees worldwide, Bright Machines operates R&D centers in the U.S. and Israel, with additional field operations in North America, Central America, Southeast Asia and EMEA.

The company recently entered into a definitive merger agreement with SCVX (NYSE: SCVX), a special purpose acquisition company, with the intent of becoming a publicly traded company in the second half of 2021.

Bright Machines is reimagining how products can be designed and produced to address the realities of today and the future ahead. Rethink everything you ever knew about manufacturing. Visit www.brightmachines.com

Additional Information and Where to Find It

In connection with the proposed business combination, SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

Bright Machines Announcement Social Media Posts

The following communications were made available by Bright Machines on Twitter on August 10, 2021.

The following communications were made available by Bright Machines on Facebook on August 10, 2021.

The following communications were made available by Bright Machines on LinkedIn on August 10, 2021.

Strategic Cyber Ventures Announcement Social Media Posts

The following communications were made available by Strategic Cyber Ventures on Twitter on August 10, 2021.

The following communications were made available by Strategic Cyber Ventures on LinkedIn on August 10, 2021.

Hank Thomas Announcement Social Media Posts

The following communications were made available by Hank Thomas on Twitter on August 10, 2021.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.